January 11, 2013

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Infinity Property and Casualty Corporation (“The Company”)
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 28, 2012
FILE NO. 000-50167

Mr. Rosenberg,
This letter responds to your letter dated December 21, 2012 relating to comments of the staff of the Securities and Exchange Commission in connection with the above-referenced submissions.

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In response to the SEC’s two comments included in the above-referenced submissions, please note below the “SEC COMMENT” / “COMPANY RESPONSE” format.
Form 10-K for the fiscal year ended December 31, 2011

1.
SEC COMMENT: You disclose on page 26 that “A third party nationally recognized pricing service provides the fair value of securities in Level 2. We periodically review the third party pricing methodologies and test for significant differences between the market price used to value the security and recent sales activity.” Please provide us proposed disclosure, to be included in MD&A in future periodic reports, that explains the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements, including the following:

•	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

•	Whether, and if so, how and why, you adjusted quotes or prices you obtained from dealers and pricing services;

•
The extent to which the dealers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

•	Whether the dealer quotes are binding or non-binding;

•
The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with ASC 820-10 and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

COMPANY RESPONSE: We will revise our MD&A disclosure beginning with our Annual Report on Form 10-K for the year ended December 31, 2012 as follows:
We periodically review the third party pricing methodologies used by our primary independent pricing service to verify that prices are determined in accordance with fair value guidance in U.S. GAAP, including the use of observable market inputs, and to ensure that assets are properly classified in the fair value hierarchy.
Further, for all Level 2 securities, we compare the market price from the primary independent third party pricing service that is used to value the security with market prices from recent sales activity or, for those securities with no recent sales activity, with prices from another independent third party pricing service or non-binding broker quotes. This comparison is performed in order to determine if the price obtained from the primary independent pricing service is a reasonable price to use in our financial statements. We made no adjustments to the prices obtained from the primary independent pricing service as a result of this comparison.

2.	SEC COMMENT: Please provide us proposed disclosure, to be included in your notes to consolidated financial statements in future periodic reports, that addresses the following:

•
If “policyholder surplus” is the same as capital and surplus as required by ASC 944-505-50-1a, please revise to clarify. Otherwise revise to disclose the amount of statutory capital and surplus as of the date of each balance sheet presented.

•
Disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements or disclose that the amount required is not significant in relation to actual statutory capital and surplus. Refer to ASC 944-505-50-1b.

•
Disclose the amount of retained earnings or net income restricted or free of restrictions for the payment of dividends by Infinity Property and Casualty Corporation to its stockholders. Refer to Rule 4-08(e)(1) of Regulation S-X.

•	Disclose the amount of restricted net assets for your subsidiaries as of the end of the most recently completed fiscal year. Refer to Rule 4-08(e)(3)(ii) of Regulation S-X.

COMPANY RESPONSE: We will modify our footnote disclosure (underline indicates addition) beginning with our Annual Report on Form 10-K for the year ended December 31, 2012 as follows:

Note 12 Statutory Information
Capital and Surplus
Insurance companies are required to file financial statements with state insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Net earnings and capital and surplus on a statutory basis were as follows (in thousands):

Net Earnings			Capital and Surplus
2011	2010	2009	2011	2010
$37,288	$96,870	$105,733	$531,214	$481,461
For the twelve-month periods ended December 31, 2011, 2010 and 2009, statutory results differed from net earnings on a GAAP basis primarily due to the amortization of deferred acquisition costs, the basis difference in realized gains and holding company expenses, including interest. Net earnings for 2011, 2010 and 2009 include $(1.0) million, $0.4 million and $0.5 million, respectively, related to the two subsidiaries sold as of December 31, 2011.

At December 31, 2011, the consolidated amount of statutory capital and surplus necessary to satisfy regulatory requirements as defined by the National Association of Insurance Commissioners' ("NAIC") Risk-Based Capital ("RBC") calculation was $123.1 million. This amount of statutory capital and surplus represents the 'Company Action Level' of minimum surplus. Falling below this level would require a company to prepare and submit an RBC plan to the commissioner of their state of domicile.
Restrictions on Transfer of Funds and Assets of Subsidiaries
As of December 31, 2011, there are no regulatory restrictions on the payment of dividends to our shareholders. However, our ability to declare and pay dividends will depend on the working capital in the holding company, as well as dividends received from our insurance subsidiaries.
Payments of dividends, loans and advances by our insurance subsidiaries are subject to certain restrictions under various state laws, federal regulations and debt covenants that limit the amount of dividends, loans and advances that can be paid. Under applicable restrictions, the maximum amount of dividends payable in 2012 from our insurance subsidiaries without regulatory approval is approximately $53.1 million. Additional amounts of dividends, loans and advances require regulatory approval.

Please contact me if you have any further questions or comments.

Sincerely,

/s/ ROGER SMITH
Roger Smith
Executive Vice President, Chief Financial Officer and Treasurer